Taryn Kosviner

at Amiga Pictures
New York, New York, United States

www.linkedin.com/in/taryn- kosviner-6089173
www.amigapictures.com

Experience

Amiga Pictures
Partner
January 2020 - Present (4 years 4 months)
Brooklyn, NY

Mad Scary Films, LLC
Principal
2009 - Present (15 years)

Education

Michaelis School of Fine Art, University of Cape Town
(1996 - 1999)

University of the Witwatersrand
(1 9 9 5 - 1 9 9 5)